October 4, 2016

Davis Fundamental ETF Trust
2949 East Elvira Road, Suite 101
Tucson, AZ 85756

Re:	Subscription for Shares of Davis Fundamental ETF Trust, a Delaware statutory trust (the "Trust")

I hereby offer to purchase from the Trust 1,700 shares of beneficial interest of each series of the Trust at a price of $20.00 per share for an aggregate purchase price of $102,000 cash, all such shares to be validly issued, fully paid and non-assessable, upon issuance of such shares and receipt of said payment by the Trust.

I hereby represent and warrant that these shares of beneficial interest will be held for investment purposes and are not being purchased with any present intent of redeeming or selling the same.

Sincerely,

Accepted and Agreed to this 4th day of October, 2016.

Davis Selected Advisers, L.P.	Davis Fundamental ETF Trust
By: /s/ Kenneth Eich	By: /s/ Ryan Charles
Name: Kenneth Eich	Name: Ryan Charles
Title: COO	Title: Secretary & V.P.